                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  SEITEL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816074405
                                 (CUSIP Number)

                                   CARL KRASIK
                          MELLON FINANCIAL CORPORATION
                                ONE MELLON CENTER
                            PITTSBURGH, PENNSYLVANIA
                             TELEPHONE: 412-234-5222
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 3, 2004
             (Date of event which requires filing of this statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [X].
 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon Financial Corporation, I.R.S. No. 25-1233834
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%
================================================================================
(14) TYPE OF REPORTING PERSON
HC, CO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Alternative Strategies Holdings LLC, I.R.S. No. 45-1542297
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%
================================================================================
(14) TYPE OF REPORTING PERSON
HC, OO
===============================================================================\

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Alternative Strategies LLC, I.R.S. No. 13-4050836
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

(7) SOLE VOTING POWER 36,011,851

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 36,011,851

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
36,011,851
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%
================================================================================
(14) TYPE OF REPORTING PERSON
IA, OO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Company, Ltd., (No I.R.S. No. - Cayman Company)
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
OO
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

(7) SOLE VOTING POWER 28,923,628

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 28,923,628

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
28,923,628
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%
================================================================================
(14) TYPE OF REPORTING PERSON
CO
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Master Multi-Strategy Fund L.P. I.R.S. No. 75-2995342
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
PF
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

(7) SOLE VOTING POWER 17,065,545

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 17,065,545

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
17,065,545
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
================================================================================
(14) TYPE OF REPORTING PERSON
PN
================================================================================

CUSIP No. 816074405
================================================================================
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mellon HBV Master Rediscovered Opportunities Fund L.P., I.R.S. No. 98-0366054
================================================================================
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
================================================================================
(3) SEC USE ONLY
================================================================================
(4) SOURCE OF FUNDS
PF
================================================================================
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
================================================================================
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
================================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

(7) SOLE VOTING POWER 9,929,786

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 9,929,786

(10) SHARED DISPOSITIVE POWER -0-
================================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
9,929,786
================================================================================
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
================================================================================
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
================================================================================
(14) TYPE OF REPORTING PERSON
PN
================================================================================

                             INTRODUCTORY STATEMENT

      This Statement is a joint filing which constitutes Amendment No. 2 to the initial statement on Schedule 13D filing (the "Initial Statement") of Mellon Financial Corporation, Mellon HBV Alternative Strategies Holdings LLC, Mellon HBV Alternative Strategies LLC, Mellon HBV Company, Ltd. and Mellon HBV Master Multi-Strategy Fund L.P., in each case with respect to the Common Stock of Seitel, Inc. (the "Company"). Capitalized terms used in this Statement without being defined herein have the meanings given to them in the Initial Statement.

ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this Statement relates is the common stock of Seitel, Inc. (the "Common Stock"). The principal executive offices of the Company are located at 50 Briar Hollow Lane, West Building, 7th Floor, Houston, Texas 77027.

ITEM 2. IDENTITY AND BACKGROUND

      (a)   This Statement is being filed by the following entities:

            (i)   Mellon Financial Corporation ("MFC")

            (ii)  Mellon HBV Alternative Strategies Holdings LLC ("Holdings")

            (iii) Mellon HBV Alternative Strategies LLC (the "Adviser")

            (iv)  Mellon HBV Company, Ltd. ("Limited")

            (v)   Mellon HBV Master Multi-Strategy Fund L.P. (the
                  "Multi-Strategy Fund")

            (vi) Mellon HBV Master Rediscovered Opportunities Fund L.P. (the Opportunities Fund" and, together with the Multi-Strategy Fund, the "Funds")

      Holdings is a wholly owned direct subsidiary of MFC. The Adviser is a wholly owned indirect subsidiary of MFC, a wholly owned direct subsidiary of Holdings and a registered investment adviser under the Investment Advisers Act of 1940. Limited is a wholly owned indirect subsidiary of MFC and a wholly owned direct subsidiary of the Adviser. Each Fund is a limited partnership which is exempt from registration as an investment company under the Investment Company Act of 1940. Limited is the general partner of each Fund and of certain other funds or accounts which do not individually beneficially own more than 5% of the outstanding Common Stock. Voting and dispositive power over the securities reported herein as beneficially owned is exercised by the Adviser as investment adviser to the Funds and other funds or accounts which do not individually beneficially own more than 5% of the outstanding Common Stock.


      (b) Each of the entities listed in (a)(i) through (a)(vi) above is hereinafter referred to individually as a "Reporting Entity." The business address of the Reporting Entities is:

            c/o Mellon Financial Corporation
            One Mellon Center
            Pittsburgh, Pennsylvania 15258

      (d) During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Entities has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) MFC is organized under the laws of Pennsylvania. Holdings, the Adviser and the Funds are organized under the laws of Delaware. Limited is organized under the laws of the Cayman Islands.

      Information with respect to the executive officers and directors of the Reporting Entities is attached as Annex A and Annex B to this Schedule 13D. To the best knowledge of the person signing this Schedule 13D, during the past five years none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of shares listed herein as beneficially owned by a Fund were or will be provided from the assets of that Fund. Funds for the purchase of other shares reported as beneficially owned by the Reporting Entities were or will be provided from the assets of other funds or accounts for which the Adviser acts as investment adviser (together with the Funds, the "Mellon Entities").

ITEM 4. PURPOSE OF TRANSACTION.

      The information in Item 4 of the Initial Statement is incorporated herein by reference.

      The Adviser continues to view Seitel as an attractive investment for the Mellon Entities. The Adviser continues to have confidence in management and in the current direction of the Company.

      The Mellon Entities currently have no plans or proposals which relate to or would result in one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D except as follows:

      (d) On November 3, 2004, the Adviser and ValueAct Capital Partners LLC delivered a letter (the "Letter") to the Chairman of Seitel requesting that the board of directors expand the size of the board from seven to nine directors and appoint their respective representatives, Kevin Flannery and Jay Golding, to fill the newly created vacancies. A copy of the Letter is filed herewith as Exhibit 3 and incorporated herein by reference.

      The Mellon Entities may at any time reconsider and change their plans and proposals relating to the foregoing or any of the items in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The information on lines 7 to 11 and 13 of the cover page for each Reporting Entity is incorporated herein by reference.

      On August 2, 2004, the Mellon Entities purchased 11,606,306 shares of Common Stock at a price of $.60 per share upon exercise of the Purchase Warrants issued to the Mellon Entities on July 2, 2004. Of such shares, 8,699,966 were purchased by the Master-Strategy Fund, 908,413 were purchased by the Opportunities Fund and 1,997,927 were purchased by other funds or accounts for which the Adviser acts as investment adviser.

      On August 12, 2004, the Mellon Entities purchased 5,873,846 shares of Common Stock at a price of $.60 per share pursuant to the Standby Purchase Agreement. Of such shares, 1,856,919 were purchased by the Master-Strategy Fund, 2,476,021 were purchased by the Opportunities Fund and 1,540,906 were purchased by other funds or accounts for which the Adviser acts as investment adviser.

      Pursuant to the Standby Purchase Agreement, on August 12, 2004 the Company issued to the Mellon Entities the Standby Warrants, which are exercisable for up to 15,037,568 shares of Common Stock at a price of $.72 per share (subject to adjustment upon the occurrence of certain events) through July 2, 2011. Standby Warrants for 4,742,528 shares are held by the Master-Strategy Fund, Standby Warrants for 6,360,940 shares are held by the Opportunities Fund and the remaining Standby Warrants for 3,934,100 shares are held by other funds or accounts for which the Adviser acts as investment adviser.

      On October 29, 2004, the Mellon Entities purchased 1,138,000 shares of Common Stock at an average price of $0.85 per share. All of the shares were purchased by the Lyxor/Mellon HBV Rediscovered Opportunities Fund Ltd. for which the Adviser acts as an investment adviser.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Under the Standby Purchase Agreement, the Mellon Entities are entitled to certain registration rights with respect to the Seitel Common Stock and Standby Warrants. On July 2, 2004, Seitel entered into a registration rights agreement (the "RRA") with Mellon granting Mellon Entities two demand registration rights and unlimited piggy-back registration rights to enable them to resell all of the Common Stock and Standby Warrants issued to them. A copy of the RRA is incorporated herein by reference as Exhibit 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.            Title
-----------            -----
1.                      Standby Funding Commitment Letter Agreement
2.                      Registration Rights Agreement
3.                      Letter to Chairman of Seitel

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to the authorizations contained in the Initial Statement or filed herewith, this filing is signed by Mellon Financial Corporation on behalf of all Reporting Entities.

Dated: November 4, 2004
                              MELLON FINANCIAL CORPORATION


                              By: /s/ Carl Krasik
                              --------------------------------
                              Name: Carl Krasik
                              Title: Associate General Counsel and Secretary

The undersigned hereby authorizes Mellon Financial Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file on its behalf any statement on Schedule 13D required to be signed by the undersigned pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act. The undersigned represents that it is individually eligible to use Schedule 13D, and acknowledges its responsibility for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein. However, the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless it knows or has reason to believe that such information is inaccurate.

Date: November 4, 2004

MELLON HBV MASTER REDISCOVERED
OPPORTUNITIES FUND, L.P., by Mellon HBV
Alternative Strategies, LLC, Investment Adviser

/s/ Carl Krasik
-----------------------------
Name: Carl Krasik
Title Attorney-in-Fact

                                                                         Annex A

                       Executive Officers and Directors of
                 Mellon HBV Alternative Strategies Holdings LLC
                      Mellon HBV Alternative Strategies LLC
            and Mellon HBV Company, Ltd. (the "Mellon HBV Entities")

        NAME AND BUSINESS ADDRESS                  TITLE WITH EACH
                                                  MELLON HBV ENTITY
William F. Harley, III                       Manager/Director; President
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 300
New York, NY 10166-3399

Edward A. Schinik                            Manager/Director; Secretary,
c/o Mellon HBV Alternative Strategies LLC    Treasurer
200 Park Avenue, Suite 300
New York, NY 10166-3399

John J. Nagorniak                            Manager/Director
c/o Mellon HBV Alternative Strategies LLC
Inc.
200 Park Avenue, Suite 300
New York, NY 10166-3399

Patrick Sheppard                             Manager/Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 300
New York, NY 10166-3399

        Each of the above individuals is a citizen of the United States.

                                                                         Annex B

                       Executive Officers and Directors of
                          Mellon Financial Corporation

        DIRECTOR                        PRINCIPAL OCCUPATION
Ruth E. Bruch               Senior Vice President and Chief Information
                            Officer, Lucent Technologies, Inc., Murray
                            Hill, NJ (communications networking solutions)

Paul L. Cejas               Chief Executive Officer, PLC Investments Inc.,
                            Miami Beach, FL (investment management)

Jared L. Cohon              President, Carnegie Mellon University,
                            Pittsburgh, PA (private coeducational research
                            university)

Steven G. Elliott           Senior Vice Chairman, Mellon Financial
                            Corporation and Mellon Bank, N.A., Pittsburgh,
                            PA

Ira J. Gumberg              President and Chief Executive Officer, J.J.
                            Gumberg Co., Pittsburgh, PA (real
                            estate development and acquisition)

Edmund F. Kelly             Chairman, Liberty Mutual Group, Boston, MA
                            (insurance)

Edward J. McAniff           Of Counsel, O'Melveny & Myers, Los Angeles, CA
                            (full-service law firm)

Martin G. McGuinn           Chairman and Chief Executive Officer, Mellon
                            Financial Corporation; Chairman, President and
                            Chief Executive Officer, Mellon Bank, N.A.,
                            Pittsburgh, PA

Robert Mehrabian            Chairman, President and Chief Executive
                            Officer, Teledyne Technologies, Incorporated,
                            Los Angeles, CA (advanced industrial
                            technologies)

Seward Prosser Mellon       President and Chief Executive Officer, Richard
                            K. Mellon and Sons (investments)and Richard
                            King Mellon Foundation (Philanthropy),
                            Ligonier, PA


Mark A. Nordenberg          Chancellor, University of Pittsburgh,
                            Pittsburgh, PA (major public research
                            university)

James F. Orr III            Chairman, The Rockefeller Foundation, New York,
                            NY (philanthropy)

David S. Shapira            Chairman and Chief Executive Officer, Giant
                            Eagle, Inc., Pittsburgh, PA (retail grocery
                            store chain)

William E. Strickland, Jr   President and Chief Executive Officer, Manchester
                            Bidwell Corporation, Pittsburgh, PA (education of
                            inner-city youth and economically disadvantaged
                            individuals)

John P. Surma               President and Chief Operating Officer, United
                            States Steel Corporation, Pittsburgh, PA (steel
                            manufacturing)

Wesley W. von Schack        Chairman, President and Chief Executive
                            Officer, Energy East Corporation, Binghamton,
                            NY (energy services company)


               Executive Officers of Mellon Financial Corporation:

         NAME                         PRINCIPAL OCCUPATION
Martin G. McGuinn      Chairman and Chief Executive Officer, Mellon
                       Financial Corporation; Chairman, President and
                       Chief Executive Officer, Mellon Bank, N.A.

Steven G. Elliott      Senior Vice Chairman, Mellon Financial Corporation
                       and Mellon Bank, N.A.

James D. Aramanda      Vice Chairman, Mellon Financial Corporation and
                       Mellon Bank, N.A.

Stephen E. Canter      Vice Chairman, Mellon Financial Corporation and
                       Mellon Bank, N.A.

David F. Lamere        Vice Chairman, Mellon Financial Corporation and
                       Mellon Bank, N.A.

Ronald P. O'Hanley     Vice Chairman, Mellon Financial Corporation and
                       Mellon Bank, N.A.

James P. Palermo       Vice Chairman, Mellon Financial Corporation and
                       Mellon Bank, N.A.

Allan P. Woods         Vice Chairman and Chief Information Officer,
                       Mellon Financial Corporation and Mellon Bank, N.A.

John T. Chesko         Vice Chairman and Chief Compliance Officer, Mellon
                       Financial Corporation and Mellon Bank, N.A.

Michael A. Bryson      Chief Financial Officer, Mellon Financial
                       Corporation; EVP and Chief Financial Officer,
                       Mellon Bank, N.A.

Timothy P. Robison     Chief Risk Officer, Mellon Financial Corporation;
                       Executive Vice President and Chief Risk Officer,
                       Mellon Bank, N.A.

Leo Y. Au              Treasurer, Mellon Financial Corporation; Senior
                       Vice President, Manager, Corporate Treasury Group,
                       Mellon Bank, N.A.

Michael K. Hughey      Senior Vice President and Controller, Mellon
                       Financial Corporation; Senior Vice President, Director of
                       Taxes and Controller, Mellon Bank, N.A.

Each of the individuals listed above is a citizen of the United States of America. The business address of each individual listed above is:

c/o Mellon Financial Corporation
4826 One Mellon Center
Pittsburgh, PA 15258